UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 29 August 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited

29 August 2012

For more details contact:
Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Jaco Boshoff
Executive: Minerals and
Growth

+27 (0) 83 395 3810 (mobile)
Greg Job
Harmony Gold (PNG Services)
Pty Ltd: Executive - Growth &
Resource Development
+61 417 172 387 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Golpu gold equivalent reserve ounces significantly enhances
value of Harmony’s asset portfolio
·
Harmony’s gold equivalent reserves increases 31% year on year to
52.9 Million ounces.
·
Golpu* reserve of 450 million tonnes at 1.21% copper and 0.86 g/t gold for 12.4 Moz gold and 5.4 Million tonnes copper declared.
Johannesburg. Wednesday, 29 August 2012. Harmony Gold Mining Company Limited
(‘Harmony’ or ‘the Company’) is pleased to publish its Statement of Mineral Resources and Mineral Reserves as at 30 June 2012, produced in accordance with the South African
Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and
the Australian Code (JORC Code). The Measured and Indicated Mineral Resources are
inclusive of those Mineral Resources modified to produce the Mineral Reserves.
Graham Briggs, chief executive officer commented, “Papua New Guinea (PNG) has become one of the world’s premier new gold regions. As part of Harmony’s strategy to diversify internationally, we have increased our exploration expenditure significantly over the last 3 years. It is thus pleasing to see this investment has significantly enhanced the value proposition of the Company. Gold equivalent reserve ounces in PNG now represent
42% of Harmony’s total reserves in comparison to 11% as at 30 June 2011.”
Briggs added, ”In South Africa our world-class mines in build-up represent 32% of our total gold equivalent mineral reserves. These mines, together with Wafi-Golpu in PNG, are the solid foundation on which Harmony will in the long-term increase gold production, reserves and profits.”
As at 30 June 2012, Harmony’s attributable gold equivalent Mineral Reserves in South
Africa and PNG amount to 52.9 million ounces (Moz), which represents a 31% annual increase in declared reserves. The increase is largely due to the increase in mineral reserves in PNG following the completion of the pre-feasibility study at Golpu*. As drilling at Golpu continues, more ounces from PNG may be added to Harmony’s Reserves.
*Jointly held by Harmony and Newcrest Mining Limited in a 50/50 joint venture

Figure 1. Geographical distribution of the Mineral Reserves
* 30 June 2011 Gold equivalent based on US$1150/oz Au, US$2.50/lb Cu and US$13.50oz Ag at 100% recovery for all metals
30 June 2012 Gold equivalent based on US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag at 100% recovery for all metals
As at 30 June 2012 attributable gold equivalent Mineral Resources are 150.2 Moz, an 8% decrease year on year. The decrease is largely due to not including the resources from the Evander assets being held for sale.
Harmony’s PNG Gold Equivalent Resources at 41.2 Moz now represent 27% of Harmony's total Resources
(Figure 2).

Figure 2. Geographical distribution of the Mineral Resources
* 30 June 2011 Gold equivalent based on US$1150/oz Au, US$2.50/lb Cu and US$13.50oz Ag at 100% recovery for all metals
30 June 2012 Gold equivalent based on US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag at 100% recovery for all metals
The Golpu pre-feasibility study Reserve and Resource statement validates management’s long held belief that Golpu is truly a world-class discovery and a company-changer for Harmony. On a 100% basis, Golpu alone now hosts a high grade, quality reserve of 450Mt, containing 12.4Moz of gold and 5.4 million tonnes
(Mt) of copper (38.9Moz on a gold equivalent
1
basis).

Table 1. Golpu Mineral Resources on a 100% basis
1. Gold equivalent ounces are
calculated assuming a US$1400/oz
Au, US$3.50/lb Cu and
US$25.00/oz Ag with 100%
recovery for all metals
Table 1 above depicts the resource changes at Golpu on a 100% basis during the previous three years. It is worth noting that recent high grade intercepts from continued drilling on the ore body will further expand the resource in future resource declarations (Figure 3), as the later results were not included in the pre-feasibility study.
Whilst the Golpu Resource is the largest, it is not the only mineralised body within the Wafi-Golpu complex. A
2.5km square around the diatreme (shown below in Figure 3) contains the Wafi and Nambonga Resources and significant other mineralisation yet to be fully tested. Golpu has understandably been the focus of our drilling this year, but other mineralisation continues to be found. For example, the Northern Zone recently returned a significant intercept of 157m @ 1.0g/t Au when a drill hole targeting the northern extension of
Golpu passed through this area. Golpu itself remains open at depth and to the north east.
Grade
Contained Metal
Gold
Equivalent
M tonnes
Au g/t
Cu%
Au Moz
Cu Mt
Moz
2010 501 0.54 0.96 8.8 4.8 32
2011 869 0.69 1.03 19.3 8.9 62
2012 1 000 0.63 0.90 20.3 9.0 65
1

Figure 3. The 2.5km square around the Wafi Golpu diatreme host the Golpu, Wafi and Nambonga Resource and other significant mineralisation yet to be fully tested.
¹Figures quoted on 100%basis
Regionally, the Wafi Transfer structure is dominated by copper and gold geochemical anomalies which are being systematically tested by the exploration department. Many of these anomalies fall within 10km of Golpu and there is significant potential to increase the Resources in the Wafi Golpu region.

Figure 4. Regional geology showing the Wafi Transfer Zone
Table 2. Golpu Mineral Reserve on a 100% basis
Grade
Contained Metal
Gold
Equivalent
M tonnes
Au g/t
Cu%
Au Moz
Cu Mt
Moz
2010 71 0.61 1.13 1.4 1.8 10
2011 71 0.61 1.13 1.4 1.8 10
2012 450 0.86 1.21 12.4 5.4 38.9
1
1.   Gold equivalent ounces are calculated assuming a US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag with 100% recovery for all metals
Table 2 shows the year on year changes in the Golpu Reserve. The 2012 Golpu Reserve extracts ore from a two lift block cave. Declines will be used for primary ore haulage and shafts will be used for early access, ventilation and emergency egress. Processing will be via a conventional copper floatation plant with a copper gold concentrate transported 70km to the Port of Lae for shipping to market.

The entirety of the Resource is not mined in the pre-feasibility study and therefore potential Reserve upside exist with a third lift to be mined (Figure 5). Recent drilling also suggests that the Lift 1 ore body may extend to the north and, importantly, closer to surface. The Resource is open at depth and to the north east. The 8 rig drill programme is continuing and an additional drill fleet is being considered to expedite ore body growth and definition.
Figure 5. Golpu ore body and associated mining lifts from the pre-feasibility study
More information on the results of the Golpu pre-feasibility study will be shared at Harmony’s Investor Day held on 29 August 2012.

Please refer to Annexure A, included in this press release, which provides all the underlying detail to the information provided.

ANNEXURE A
In converting the Mineral Resources to Mineral Reserves the following parameters were applied:
·     a gold price of US$1 400/oz
·     an exchange rate of USD/ZAR 7.55
·     the above parameters resulted in a gold price of R340 000/kg
·     the Hidden Valley mine and Wafi-Golpu project in the Morobe Mining Joint Venture used prices of
US$1 250/oz Au, US$21/oz Ag, US$15/lb Mo and AUD3.10/lb Cu at an exchange rate of US/AUD
0.90
·     Gold equivalent ounces are calculated assuming a US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz
Ag with 100% recovery for all metals
Harmony’s South African Resources to Reserves conversion process and three operations, Doornkop mine,
Joel mine and Kalgold mine, were reviewed and audited by SRK Consulting Engineers and Scientists for compliance with the South African Code for Reporting Mineral Resources and Mineral Reserves – SAMREC
Code (2008), Industry Guide 7 of the United States Securities Exchange Commission and Sarbanes-Oxley
requirements. Harmony’s Papua New Guinea Mineral Resources and Mineral Reserves have been independently reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in the
Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC
Code.

The company’s detailed Resource and Reserve declaration will be published in the FY2012 annual report, which will be made available to shareholders towards the end of September 2012. The annual report will also include the latest update on Harmony’s uranium Resources.

We use certain terms in this document such as ‘Measured’, ‘Indicated’ and ‘Inferred’ Resources, which the
United States’ Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to closely consider the disclosure in our Form 20-F.

MINERAL RESOURCES STATEMENT

The following tables summarise the Mineral Resources for the South African and Papua New Guinea
operations and projects:

SA underground operations

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
89.6                        8.51
762 24 499
Indicated
104.9                        8.07
846 27 201
Inferred
209.4 7.01 1 467 47 176
Total
403.9 7.61 3 075 98 876

SA surface operations

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
366.6                        0.28
102 3 273
Indicated
685.3                        0.27
182 5 847
Inferred
62.1                        0.48
30                         967
Total
1 114.0 0.28 314 10 087

South Africa Total

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
456.2                         864
27 772
Indicated
790.1 1 028 33 048
Inferred
271.6 1 497 48 143
Total
1 517.9 3 389 108 963

Papua New Guinea

Hidden Valley mine
Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity
Gold
(‘000 Oz) **
Measured
1.5 1.20 2 58
29
Indicated
146.6 1.32 194 6 238
3 119
Inferred
11.1 1.08 12 386
193
Total
159.2 1.31 208 6 682
3 341

Wafi-Golpu system

Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold
(‘000 Oz) **
Measured
- - - -
-
Indicated
920.0 0.77 705 22 678 11 339
Inferred
252.0 0.70 177 5 662 2 831
Total
1 172.0 0.75 882 28 340
14 170

*
Represents Harmony / Newcrest joint venture 100% portion
** Represents Harmony’s 50% portion

Equivalent gold ounces

Hidden Valley mine
Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Measured
76
38
Indicated
8 192
4 096
Inferred
512
256
Total
8 780
4 390

Wafi-Golpu system
Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Measured
-
-
Indicated
59 768
29 884
Inferred
13 878
6 939
Total
73 646
36 823

*
Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
** Represents Harmony’s 50% portion – gold, silver and copper

In addition to the gold Resources, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

Tonnes (Mt) *
g/t
Ag (‘000 Kg) *
Ag (‘000 Oz) *
Equity Silver
(‘000 Oz) **
Measured
1.5 19.2 28 900
450
Indicated
950.5 4.5 4 295 138 086
69 043
Inferred
240.1 2.2 519 16 678
8 339
Total
1192.1 4.1 4 842 155 664
77 832

Copper

Tonnes (Mt) *
%
Cu (‘000 t) *
Cu (M lbs) *
Equity Copper
(M lbs) **
Measured
- - - -
-
Indicated
810.0 0.92 7 452 16 429
8 215
Inferred
230.0 0.70 1 604 3 536
1 768
Total
1 040.0 0.87 9 056 19 965
9 983

Molybdenum

Tonnes (Mt) *
ppm
Mo (‘000 t) *
Mo (M lbs) *
Equity
Molybdenum
(M lbs) **
Measured
- - - -
-
Indicated
810.0 100 81 179
90
Inferred
190.0 75 14 31
15
Total
1 000.0 95 95 210
105

*
Represents Harmony / Newcrest joint venture 100% portion
**    Represents Harmony’s 50% portion

Papua New Guinea including gold equivalents**

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
0.7                                      1
38
Indicated
533.3 1 057 33 980
Inferred
131.6                                   224
7 195
Total
665.6 1 282 41 213

**    Represents Harmony’s 50% portion

Harmony Group including gold equivalents**

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Measured
457.0                                   865
27 810
Indicated
1 323.4 2 085 67 028
Inferred
403.1 1 721 55 338
Total
2 183.5 4 671 150 176

**    Represents SA Total and Harmony’s 50% portion from PNG

MINERAL RESERVE STATEMENT

The following table shows more detail of the year-on-year Reserves reconciliation:

Mineral Reserves reconciliation: FY2011 to FY2012

Gold (tonnes)
Gold (million Oz)
Balance at June 2011
1 294
41.6
Reductions
Evander held for sale (249) (8.0)
Mined during FY2012 (47) (1.5)
Increases
Geology and Scope changes SA 40 1.3
PNG gold and gold equivalents 607 19.5
Balance at June 2012
1 645
52.9

The following tables show the Mineral Reserves for the South African and Papua New Guinea operations and projects:

SA underground operations

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
56.5 5.85 331 10 627
Probable
63.3                         6.21
393 12 635
Total
119.8                         6.04
724 23 262

SA surface operations

Tonnes (Mt)
g/t
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
366.6                         0.28
102 3 273
Probable
523.8                         0.26
136 4 389
Total
890.4                         0.27
238 7 662

South Africa Total

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
423.1                         432
13 900
Probable
587.1                         530
17 024
Total
1 010.2 962
30 924

Papua New Guinea*

Hidden Valley mine
Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold **
(‘000 Oz)
Proved
1.5 1.20 2 58
29
Probable
77.4 1.52 118 3 794
1 897
Total
78.9 1.52 120
3 852
1 926

Wafi-Golpu System

Tonnes (Mt) *
g/t
Gold (‘000 Kg) *
Gold (‘000 Oz) *
Equity Gold
(‘000 Oz) **
Proved
- - - -
-
Probable
450.0
0.86
387 12 442
6 221
Total
450.0
0.86 387 12 442
6 221

*
Represents Harmony / Newcrest joint venture 100% portion
**    Represents Harmony’s 50% portion

Equivalent gold ounces

Hidden Valley mine
Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Proved
74
37
Probable
4 962
2 481
Total
5 036
2 518

Golpu
Equivalent Gold (‘000 Oz) *
Equity equivalent gold
(‘000 Oz) **
Proved
-
-
Probable
38 991
19 496
Total
38 991
19 496

*
Represents Harmony / Newcrest joint venture 100% portion – gold, silver and copper
**    Represents Harmony’s 50% portion – gold, silver and copper

In addition to the gold Reserves, Harmony also reports on silver, copper and molybdenum from its PNG operations.

Silver

Tonnes (Mt) *
g/t
Ag (‘000 Kg) *
Ag (‘000 Oz) *
Equity Silver
(‘000 Oz) **
Proved
1.5 19.5 28 916
458
Probable
72.8 27.9 2 032 65 308
32 654
Total
74.3 27.7 2 060 66 224
33 112

Copper

Tonnes (Mt) *
%
Cu (‘000 t) *
Cu (M lbs) *
Equity Copper
(M lbs) **
Proved
- - - -
-
Probable
450.0 1.21 5 446 12 006
6 003
Total
450.0 1.21
5 446
12 006
6 003

Papua New Guinea including gold equivalents**

Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
0.8                                        1
38
Probable
263.7                                     684
21 976
Total
264.5                                     685
22 014
** Represents Harmony’s 50% portion

Harmony Group including gold equivalents **
Tonnes (Mt)
Gold (‘000 Kg)
Gold (‘000 Oz)
Proved
423.9                                     433
13 937
Probable
850.8 1 213 39 000
Total
1 274.7 1 646 52 937
** Represents SA Total and Harmony’s 50% portion from PNG
The Mineral Resources and Mineral Reserves in the press release and the summary tables are based on information compiled by the following competent persons:

Reserves and Resources South Africa:
Jaco Boshoff, Pri.Sci.Nat who has 17 years relevant experience is registered with the South African Council for
Natural Scientific Professions and a member of the South African Institute of Mining and Metallurgy.

Reserves and Resources PNG:
James Francis for the Wafi Golpu Mineral Resources, German Flores for the Golpu Mineral Reserve, Greg Job for
the Hidden Valley Mineral Resources and Anton Kruger for the Hidden Valley Mineral Reserve. Messrs Job,
Francis, Flores and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and all
have relevant experience in the type and style of mineralisation for which they are reporting, and are 'Competent
Persons' as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and and Mr Job are full-time employees of Harmony Gold
Mining Company Limited and Messrs Francis, Flores and Kruger are full-time employees of Newcrest Mining
Limited. Newcrest is Harmony’s joint venture partner in the Morobe Mining Joint Venture in respect of the Hidden
Valley mine and Wafi-Golpu project.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 29, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director